UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____________________________________________________May_2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: May 22, 2007; May 31, 2007; July 10, 2007

2.  Un-audited Interim Financial Statements: First Quarter Ended 3/31/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    First Quarter Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Monday, May 22, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces Four New Wells

Vancouver, May 22, 2007 – Portrush Petroleum Corporation  (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) announced today that the operator of the Mission River, Texas property has finalized plans to drill four additional wells and expects drilling activities will commence next month. Thereafter drilling will continue well-by-well with only minor breaks in between wells for geological-geophysical cross-checking purposes until the four wells are completed and hopefully on production.

The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells. The four locations were chosen based on proprietary 3-D seismic which was shot in December 2006 and newly-worked within the past week.

The Company holds a 10% interest in the Mission River property and the seismic shoot covered the entire property of just over 700 acres. The seismic information and the new information derived from drilling these four wells will be used to determine the optimum number of wells that will be required to drain the reservoir.

To date three deep wells and six shallow wells have been drilled and successfully placed on production. An upgrade of the pipeline gathering system has been completed. The shutdown of the pipeline will reduce the Company’s second quarter revenue by approximately $30,000. However the upgrade will allow production of up to 18,000,000 cubic feet of gas per day. Current production from the field is approximately 2.3 million cubic feet of gas and seventy barrels of oil a day.

CONTACT INFORMATION

Mr. Allan McGirr

Telephone 604 696 2555

      866 939 2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at  http://www.agoracom.com/IR/Portrush  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

To find out more about Portrush Petroleum Corporation visit our website at  www.portrushpetroleum.com  or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

 The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

Thursday, May 31, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH

OTCBB Symbol: PRRPF

www.portrushpetroleum.com

Portrush Announces Private Placement

Vancouver, May 31, 2007 – Portrush Petroleum Corporation is pleased to announce a non-brokered private placement financing of C$150,000. The offering consists of units at C$0.10 per unit. Each unit consists of 1 common share and 1 warrant entitling the holder to purchase one common share of Portrush at an exercise price of C$0.12 for a period of twenty-four months. A finders fee of 71/2% will be payable in shares. In addition, the Company will establish a credit facility for an additional $C150,000. The Company’s President, Mr. Martin Cotter, has agreed to guarantee the loan and will be paid a loan bonus in shares of 20% of the loan amount in accordance with the policies of the Exchange. The financing is subject to Exchange approval.

The proceeds of the financing and credit facility will be used to fund the Company’s drilling commitments on its various oil and gas projects including the four well Mission River project announced in the Company’s May 22, 2007 news release.

ON BEHALF OF THE BOARD

Mr. Martin Cotter

President & Director

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

Tuesday, July 10th, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH

OTCBB Symbol: PRRPF

www.portrushpetroleum.com

Portrush Announces Close of Private Placement

Vancouver, July 10, 2007 – Portrush Petroleum Corporation is pleased to announce that it has completed its non-brokered private placement financing and raised a total of CDN$150,000.

The offering consists of units at C$0.10 per unit. Each unit consists of one common share and one warrant entitling the holder to purchase one common share of Portrush at an exercise price of CDN$0.12 for a period of twenty-four months.  A finders’ fee of 7½ % will be payable in shares.

All shares and warrants issued from this offering will be subject to a hold period of four months from the date of issuance.  The proceeds of the financing will be used to fund the Company’s drilling commitments on its various oil and gas projects including the four well Mission River project announced in the Company’s May 22, 2007 news release.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com.

ON BEHALF OF THE BOARD

Mr. Martin Cotter

President & Director

CONTACT INFORMATION

Portrush Petroleum Corporation

Telephone 604-696-2555

          866-939-2555

info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED

MARCH 31, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2007.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31, 2007	December 31, 2006

ASSETS

Current
Cash	$ 65,992	$ 50,691
Receivables	84,490	127,873
Prepaids	26,678	22,559

	177,160	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 3)	1,359,216	1,347,654

	$ 1,536,376	$ 1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 63,057	$ 58,616

Future site restoration	10,494	10,494

	73,551	69,110

Shareholders' equity

Capital stock (Note 4)	13,502,187	13,508,437
Contributed surplus (Note 4)	486,968	486,968
Deficit	(12,526,330)	(12,453,139)

	1,462,825	1,542,266

	$ 1,536,376	$ 1,611,376

Nature and continuance of operations (Note 2)

On behalf of the Board:

“Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2006

REVENUE
Oil and gas revenue, net of royalties	$ 135,169	$ 150,811

DIRECT COSTS
Depletion	54,215	23,880
Operating expenses	65,330	33,176
Total direct costs	(119,545)	(57,056)

EXPENSES
Consulting and administration fees	2,347	2,305
Investor relations	20,805	14,525
Management fees – related party	20,527	20,833
Office and miscellaneous	11,986	15,929
Professional fees	20,485	25,928
Shareholder costs	4,001	-
Transfer agent and regulatory fees	5,765	8,388
Travel and promotion	5,451	-

Total expenses	(91,367)	(87,908)

Loss before other items	(75,743)	5,847

OTHER ITEMS
Foreign exchange gain (loss)	2,552	(2,021)

Total other items	2,552	(2,021)

Net income (loss) for the period	(73,191)	7,868

Deficit, beginning of period	(12,453,139)	(12,018,022)

Deficit, end of period	$ (12,526,330)	$ (12,010,154)

Basic and diluted earnings (loss) per share	$ (0.01)	$ 0.01

Weighted average number of common shares outstanding	43,832,125	43,652,681

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$ (73,191)	$ 7,868
Items not affecting cash:
Depletion	54,215	23,880

Changes in non-cash working capital items:
(Increase) decrease in receivables	43,383	(31,069)
Increase in prepaids	(4,119)	(12,500)
Increase (decrease) in accounts payable and accrued liabilities	4,441	(25,685)

Cash provided by (used in) operating activities	24,729	(37,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	-	(16,571)
Proceeds from issuance of capital stock	-	75,000
Capital stock purchased for cancellation	(6,250)	-

Cash provided by financing activities	(6,250)	58,429

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(4,500)	-
Oil and gas property recoveries	1,322	11,014

Cash used in investing activities	(3,178)	11,014

Change in cash position during the period	15,301	31,937

Cash position, beginning of period	50,691	189,546

Cash position, end of period	$ 65,992	$ 221,483

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

MARCH 31, 2007

(Unaudited – Prepared by Management)

1.

BASIS OF PRESESNATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	March 31, 2007	December 31, 2006

Working capital	$ 114,103	$ 157,501
Deficit	(12,526,330)	(12,018,022)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

MARCH 31, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	March 31, 2007	December 31, 2006
Oil and gas properties:
U.S.A., proved	$ 2,941,603	$ 2,879,005
Canada, unproved	112,795	109,616

	3,054,398	2,988,621

Less: Accumulated depletion	(1,695,182)	(1,640,967)

	$ 1,359,216	$ 1,347,654

At March 31, 2007, the oil and gas properties include $112,795 (December 31, 2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company has an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

The Company has incurred acquisition costs of $24,509 on an additional prospect located in Ontario, Canada. During the three month period ended March 31, 2007, the Company was granted a drill permit for this prospect. The Company intends to retain more than a 50% interest in the project.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

MARCH 31, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2007	$ 8.56	$ 75.74
2008	9.16	73.41
2009	8.97	69.92
2010	8.74	65.84
2011	8.97	61.76

A ceiling test was not performed at March 31, 2007.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2006	43,758,792	$ 13,508,437	$ 486,968

Purchased for cancellation	(50,000)	(6,250)	-

Balance, March 31, 2007	43,708,792	$ 13,502,187	$ 486,968

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During the three month period ended March 31, 2007, the Company purchased 50,000 common shares for $6,250 to return to treasury.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

MARCH 31, 2007

(Unaudited – Prepared by Management)

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at March 31, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	305,000	$ 0.15	April 27, 2007 (subsequently expired)
	100,000	0.15	August 11, 2007
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009

Warrants	2,000,000	0.15	September 14, 2007

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Cash paid during the period for interest	$ -	$ -

Cash paid during the period for income taxes	$ -	$ -

During the three month period ended March 31, 2007 the Company incurred $1,321 in recoveries through receivables.

There were no significant non-cash transactions during the three month period ended March 31, 2006.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

MARCH 31, 2007

(Unaudited – Prepared by Management)

6.

RELATED PARTY TRANSACTIONS

The Company paid or accrued management fees of $20,527 (2006 - $20,833) to a director of which.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $112,795 (December 31, 2006 - $109,616) and the total amount of capital assets attributable to the U.S.A. is $1,246,421 (December 31, 2006 - $1,238,038).

8.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Executive Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007

“Martin Cotter”

(Signature)

Martin Cotter

Director

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Financial Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 28, 2007

“Martin Cotter”

(Signature)

Martin Cotter

Director

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has eight gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended March 31, 2007 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 24, 2007.

2007 Highlights

•

The Mission River field in Texas has nine wells on production and total daily production from the field is approximately 2 million cubic feet of gas and 90 barrels of oil.

•

The operator of the Mission River project, in which the Company holds a 10% working interest, has decided to proceed with a new multi-well drilling program on the property.

•

Announced a new development gas well in Ontario.

•

The operator of the Mission River project completed one deep well during the quarter.

•

Reported oil and gas revenues for the 3 month period ended March 31, 2007 was $135,169 compared to $150,811 for the same period in 2006, with a reported net loss $0.01 per share for the period in 2007 compared to net income per share of $0.01 for the same period in 2006.

Properties of the Company

Ontario prospects, Canada

The Company has an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

The Company has incurred acquisition costs of $24,509 on an additional prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno. During the three month period ended March 31, 2007, the Company was granted a drill permit for this prospect. The Company intends to retain more than a 50% interest in the project.

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During the three month period ended March 31, 2007, the Company received notice from the operator that it has commenced drilling the next deep step utilizing a patterson-UTI drilling rig capable of drilling to 8,500 with a 4” pipe. The well has been named Scanio-Hawn No.1. The operator recently completed a 3-D seismic shoot on the property and has used the data to enhance the Scanio-Hawn location. A well was drilled to a depth of approximately 8,600 feet. It encountered hydrocarbon bearing standstones within the main target zone. One of the zones was perforated and the well was placed on production. The production rate is approximately 250,000 cubic feet of gas per day.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the three month period ended March 31, 2007, the Company recorded gross oil and gas revenues of $135,169 compared with $150,811 in 2006. Well operating expenses were $65,330 compared with $33,176 in the previous year and the Company recorded depletion expenses of $54,215 compared with $23,880 in the previous year.

General and administration expenses were $91,367 compared with $87,908 for the same period in 2006. General and Administrative expenses increased due to the higher investor relations and travel and promotion costs. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (1)	(2,207) (2)	(42,040) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(4)	(234,176)(5)	(40,487) (6)	(167,322)(7)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139
	Net Income (loss)	(73,191)
	Basic and diluted Income (loss) per share	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $Nil, (2) $2,876,

(3) $42,645, (4) $9,540, (5)

$168,225, (6) $6,889, (7) $20,731

The Company has increased it revenues over the last two years from its various producing wells. Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

On September 1, 2005, the Company entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora is paid US$2,500 per month and was granted stock options to purchase 200,000 common shares at $0.15 per share expiring September 1, 2007.

On June 7, 2006, Allan McGirr joined the Company as an investor relations consultant. Mr. McGirr was granted stock options to purchase 300,000 common shares at $0.18 per share expiring June 8, 2008 and is paid $2,500 per month on a month to month basis.

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

The Company uses AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between the Company, it's shareholders and the investment community through AGORA’s Internet based investor relations system. The Company’s IR HUB (http://www.agoracom.com/IR/Portrush) will allow both the Company and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

Share Buy Back Program

In December 2006 the Company initiated a share buy-back program whereby the Company may purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange. To date, the Company has purchased 350,000 shares for $46,250 for cancellation.

Outstanding Share Data

The following table summarizes the outstanding share capital as at May 24, 2007:

Common shares	43,708,792

Stock options	3,630,000

Warrants	2,000,000

(See Note 4 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Internal Controls over Financial Reporting

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at the date of this report, and believes them to be effective in providing such reasonable assurance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the interim filings, and believes the design to be sufficient to provide such reasonable assurance.

In addition, because of the size of the Company and the small number of staff, the Company must rely upon various advisers and consultants to assist with the various regulatory disclosure requirements, and as such these advisors and consultants form part of the disclosure controls and procedures.

During the reporting period, the Company made changes to its system of internal controls that did not materially affect internal control over financial reporting.

Subsequent events

Subsequent to March 31, 2007, the Company:

i)

Announced that it’s Special and Annual General Meeting will be held on June 4, 2007 in Vancouver, BC, Canada.

ii)

Announced that the operator of the Mission River, Texas property has finalized plans to drill four additional wells and expects drilling activities will commence next month. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 and 7 wells.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: July 20, 2007           By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director